UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OPTIMAL GROUP INC.
(Name of Issuer)

Class A Shares, no par value
(Title of Class of Securities)

68388R208
(CUSIP Number)

Mr. Hans-Martin Rüter
Abteistrasse 25
20149  Hamburg
Germany
0049 172 719 103 2
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68388R208

1	Names of Reporting Persons. Hans-Martin Rüter

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Germany

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
2,381,739

	8	Shared Voting Power
0

	9	Sole Dispositive Power
2,381,739

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,381,739

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
9.22%

14	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the Class A Shares, no par value (the "Shares"), of Optimal Group Inc., a Canadian corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3500 de Maisonneuve Blvd. West, Suite 800, Montreal, Quebec, Canada, H3Z 3C1.

Item 2.  Identity & Background

a.	Mr. Hans-Martin Rüter

b.	Abteistrasse 25, 20149 Hamburg, Germany

c.	Managing Director of Rütinvest GmbH, Forstkraft GmbH and GentleRob GmbH, all in Abteistrasse 25, 20149 Hamburg, Germany

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

e.
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

f.	Germany

Item 3  Source and Amount of Funds or Other Consideration

2,381,739 Shares of the Issuer were purchased by the Reporting Person from time to time in the open market.  A total of approximately $1,584,068 was paid to acquire the Shares at purchase prices ranging from $0.5784 to $1.08 per Share.  The consideration paid for the Shares came from the personal funds of the Reporting Person.  The following table sets forth the Reporting Person's open market transactions in the Issuer's Class A Shares:

January 21, 2009	Purchase	47,217.00	$0.6236
January 20, 2009	Purchase	76,836.00	$0.6253
January 17, 2009	Purchase	150,097.00	$0.5898
January 15, 2009	Purchase	367,228.00	$0.5854
January 14, 2009	Purchase	196,125.00	$0.5784
January 14, 2009	Purchase	351,550.00	$0.5913
January 13, 2009	Purchase	60,000.00	$0.6309
January 12, 2009	Purchase	875,000.00	$0.6495
November 06, 2008	Sell	-2,814.00	$1.3200
October 30, 2008	Purchase	47,800.00	$1.0800
October 29, 2008	Purchase	73,253.00	$1.0171
October 29, 2008	Purchase	74,459.00	$1.0320
October 29, 2008	Purchase	59,331.00	$1.0757
October 29, 2008	Purchase	5,657.00	$1.0445

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares for investment in the ordinary course of business, without a view toward any of the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a.	The responses of the Reporting Person to Items (11) and (13) on the cover pages of this Statement are incorporated herein by reference.

b.	The responses of the Reporting Person to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

c.	See Items 3 and 4 above.

d.	None.

e.	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2009                                                                                     /s/ Hans-Martin Rüter
                Hans-Martin Rüter